OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Planet Technologies, Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

727044 20 8

(CUSIP Number)

Scott L. Glenn
6402 Cardeno Drive
La Jolla, California 92037
(858) 824-0888

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 31, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.

1.	Name of Reporting Person: Scott L. Glenn		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 795,944

		8.	Shared Voting Power: 300,000

		9.	Sole Dispositive Power: 795,944

		10.	Shared Dispositive Power: 300,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,095,944

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 48.0%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No.

1.	Name of Reporting Person: AF Partners, LLC		I.R.S. Identification Nos. of above persons (entities only): 33-0932622

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 770,808

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 770,808

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 770,808

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 33.8%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No.

1.	Name of Reporting Person: Glenn Holdings, LP		I.R.S. Identification Nos. of above persons (entities only): 33-0932622

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 770,808

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 770,808

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 770,808

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 33.8%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No.

1.	Name of Reporting Person: SR Technology Associates		I.R.S. Identification Nos. of above persons (entities only): 33-0526445

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 770,808

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 770,808

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 770,808

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 33.8%

14.	Type of Reporting Person (See Instructions): CO

Item 1. Security and Issuer

     This Amendment No. 2 to Schedule 13D hereby amends and supplements a Schedule 13D dated November 30, 2004 as amended by Amendment No. 1 dated December 17, 2004 (the “Original Statement”) filed by and on behalf of Scott L. Glenn (“Glenn”), AF Partners, LLC (“AF Partners”), Glenn Holdings, LP (“Glenn Holdings”) and SR Technology Associates (“SR”), (collectively the “Reporting Persons”).

     Except as set forth below, there are no changes to the information in the Original Statement. All terms used but not defined in this Amendment No. 2 are as defined in the Original Statement. The summary descriptions contained herein of certain agreements and documents are qualified in their entirety by reference to the complete text of such agreements and documents incorporated herein by reference.

Item 2. Identity and Background

     There are no changes to Item 2.

Item 3. Source and Amount of Funds or Other Consideration

     The Reporting Persons hereby add the following disclosure to this Item 3:

     On May 31, 2005, Windamere III, LLC (“Windamere III”), an entity under the management and control of Glenn, purchased through a private placement offering an additional 100,000 shares of Common Stock of Planet Technologies at a purchase price of $2.50 per share, for an aggregate purchase price of $250,000. Corporate funds of Windamere III were used to purchase the shares.

     No funds used to purchase any of the shares of Common Stock reported on this Amendment No. 2 were borrowed.

Item 4. Purpose of Transaction

     There are no changes to Item 4.

Item 5. Interest in Securities of the Issuer

     The Reporting Persons hereby add the following disclosure to this Item 5:

     (a) AF Partners, SR as the manager of AF Partners and Glenn Holdings as the majority member of AF Partners, beneficially own 770,808 shares of common stock of Planet, or Thirty Three and 8/10th Percent (33.8%) of the total outstanding common stock of Planet.

     Glenn as a member of AF Partners beneficially owns 770,808 shares of common stock of Planet. In addition Glenn is the beneficial owner of 300,000 shares of common stock of Planet through his management and control of Windamere III.

     On November 30, 2004, Glenn as an individual was granted the option to acquire 100,543 shares of Planet common stock at an exercise price of $3.50 per share (“Option Grant”). Of the Option Grant, the options to acquire 25,136 shares are currently exercisable and the remaining options to purchase 75,407 shares begin vesting on November 30, 2005.

     As such, Glenn beneficially owns a total of 1,095,944 shares of common stock of Planet, or Forty Eight Percent (48.0%) of the total outstanding common stock of Planet.

     The foregoing percentages are calculated based on the 2,280,368 shares of Common Stock reported to be outstanding by the Issuer to the Reporting Persons.

     (b) (i) Glenn, directly and through AF Partners, Glenn Holdings and SR, has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 795,944 shares of Planet common stock.

          (ii) Glenn, along with Windamere III, has the shared power to vote or direct the vote and the shared power to dispose or direct the disposition of 300,000 shares of Planet common stock. Glenn has a combined direct and shared power to vote or to direct the vote or dispose or direct the disposition of 1,095,944 shares of common stock of Planet.

     (c) Other than the transactions as reported on this Schedule 13D, no Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Item 2 hereof has effected any transaction in Common Shares during the preceding 60 days.

     (d) No other person is known to have the right to receive the power to direct the receipt of dividends from, or proceeds from the sale of, the 795,944 shares of Planet common stock reported in Item 5(b)(i).

     Windamere III, Split Rock Partners, LLC, St. Paul Fire and Marine Insurance Company and The St. Paul Travelers Companies, Inc. have the shared voting power and shared power to direct the receipt of dividends from, or proceeds from the sale of, the 300,000 shares of Planet common stock in Item 5(b)(ii).

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The Reporting Persons hereby add the following disclosure to this Item 6:

     The additional 100,000 shares of the common stock of Planet, as reported herein, were issued pursuant to a private placement offering and Subscription Agreement between Planet and

Windamere III dated May 31, 2005, a copy of which has been filed as Exhibit 6 to this Amendment No. 2 and is incorporated herein by reference. The Reporting Persons are entitled to the rights of the holder of securities under the Registration Rights Agreement dated November 30, 2004 between Planet and Allergy Free, LLC.

Item 7. Material to be Filed as Exhibits

     Exhibit 6.     Subscription Agreement between Planet and Windamere III, LLC.

SIGNATURES

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Scott L. Glenn

Date:	June 2, 2005		/s/ Scott L. Glenn

By: Scott L. Glenn

AF Partners, LLC

		By:	SR Technology Associates, Manager

Date:	June 2, 2005	By:	/s/ Scott L. Glenn

By: Scott L. Glenn, President

Glenn Holdings, LP

Date:	June 2, 2005		/s/ Scott L. Glenn

By: Scott L. Glenn, General Partner

SR Technology Associates

Date:	June 2, 2005		/s/ Scott L. Glenn

By: Scott L. Glenn, President

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)